

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 15, 2017

<u>Via E-mail</u>
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

> **Re: ATI Modular Technology Corp.**
> **Information Statement on Schedule 14C**
> **Filed July 31, 2017**
> **Amendment 1 to Information Statement on Schedule 14C**
> **Filed August 8, 2017**
> **File No. 000-55699**

Dear Mr. Perkins:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment 1 to Information Statement on Schedule 14C

General

1. Please tell us what consideration you gave to registering under the Securities Act of 1933 the issuance of the shares you intend to issue as consideration in the merger with AmericaTowne, Inc.

2. We note that the Agreement and Plan of Merger will be void if the merger is not completed by August 30, 2017 unless the parties consent to extending it, as discussed in Section 1.1(b) of the Agreement. Because there are no longer 20 calendar days remaining before August 30, it appears that without this consent or an amendment to the merger agreement, you will not be able to comply with the requirement to send the

information statement at least 20 calendar days prior to completing the merger. Please see Exchange Act Rule 14c-2(b). Please disclose whether the parties have consented to or amended the merger agreement to provide for an extension of the agreement to a future date.

3. Please provide the financial information and information about the companies and transaction required by Item 14 of Schedule 14A.

Outside Front Cover Page

4. Please appropriately and correctly label amendment numbers and provide the correct number of and dates of amendments to your Information Statement on Schedule 14C. Refer to form of Schedule 14C.

The Plan of Merger, page 7

5. Please state the amount of securities to be issued to existing AmericaTowne, Inc. shareholders as consideration. See Item 11(a) of Schedule 14A. In this regard, please also clarify whether the merger will take place after the reverse stock split, and whether the number of shares you expect to issue is on a post-reverse stock split basis.

Security Ownership of Certain Beneficial Owners and Management, page 8

6. Please update to provide anticipated beneficial ownership after the effective date of the merger.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Anthony Paesano, Esq.